Exhibit 99.1

SPORTRADAR REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Full Year 2022 revenue growth of 30% exceeds annual 2022 outlook

Fourth quarter ROW Betting segment revenue grew 29% with Adjusted EBITDA margin of 44%

Fourth quarter U.S. segment revenue grew 77%; positive Adjusted EBITDA for second consecutive quarter

2023 annual outlook with growth of 24% to 26% for revenue and 25% to 33% for Adjusted EBITDA

ST. GALLEN, Switzerland, March 15, 2023 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global technology company focused on enabling next generation engagement in sports through providing business-to-business solutions to the global sports betting industry, today announced financial results for its fourth quarter and full year ended December 31, 2022.

Full Year 2022 Highlights and Annual Outlook

•	Revenue for the full year of 2022 increased 30% to €730.2 million ($781.3 million)[1] compared with the prior year, driven by 26% growth from Rest of World Betting and 78% growth from the U.S. Full year revenue exceeded the Company’s 2022 annual outlook range of €718.0 million to €723.0 million.

•	In 2022, the Company strengthened its core betting business by increasing its wallet share with customers by selling its higher value products. Managed Trading Services (MTS) turnover[3] volume grew 84% to €19.4 billion, the Company’s digital advertising product ad:s’ revenue grew 69%, and U.S. betting revenue grew 101%, extending its leadership position in the U.S. Furthermore, Sportradar continues to invest in advanced technologies such as trading algorithms, artificial intelligence and computer vision technology.

•	Total profit for the full year 2022 was €10.5 million compared with €12.8 million for the prior year. Adjusted EBITDA[2] for the full year of 2022 increased 23% to €125.8 million ($134.6 million)[1] compared with the prior year and was within the Company’s 2022 annual outlook range of €124.0 to €127.0 million.

•	Adjusted EBITDA margin[2] for 2022 was 17% compared with 18% for 2021. Adjusted EBITDA margin for the second half of 2022 improved by 400 bps over the second half of the year 2021.

•	Cash and cash equivalents totaled €243.8 million as of December 31, 2022 and total liquidity available for use at December 31, 2022, including undrawn credit facilities was €463.8 million. The Company repaid €420.0 million of its outstanding term loan debt eliminating the term loan in its entirety.

•	Sportradar signed new and extended multi-year agreements with FanDuel for official NBA data, NASCAR, Turkish Basketball Federation, Australian premier cricket competitions, and Tennis Data Innovations, in addition to launching integrity focused programs such as Athlete Wellbeing to support athletes’ mental health. The Company also acquired Vaix, a pioneer in developing AI solutions for the iGaming industry.

•	The Company is providing an annual outlook for full year 2023 for revenue and Adjusted EBITDA[2]. Revenue is expected to be in the range of €902.0 million to €920.0 million and Adjusted EBITDA[2] is expected to be in the range of €157.0 million to €167.0 million. Please see the "Annual Financial Outlook" section of this press release for further details.

Fourth Quarter 2022 Highlights

•	Revenue in the fourth quarter of 2022 increased 35% to €206.3 million ($220.7million)[1] compared with the fourth quarter of 2021.

1 For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on December 31, 2022, which was €1.00 to $1.07.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

3 Turnover is defined as the total amount of stakes placed and accepted in betting.

•	The RoW Betting segment, accounting for 51% of total revenue, grew 29% to €105.9 million ($113.3 million)[1], driven by strong performance from Managed Betting Services (MBS). MTS trading volume grew 75%, primarily driven by strong FIFA World Cup performance.

•	U.S. segment revenue grew 77% to €41.2 million ($44.0 million)[1] compared with the fourth quarter of 2021, driven by strong market growth and positive adoption of in-play betting. The U.S. segment generated a positive Adjusted EBITDA for the second consecutive quarter with an Adjusted EBITDA margin of 11%.

•	The Company’s Adjusted EBITDA[2] in the fourth quarter of 2022 increased 64% to €35.1 million ($37.6 million)[1] compared with the fourth quarter of 2021 as a result of strong revenue growth despite increased investment for growth.

•	Adjusted EBITDA margin[2] was 17% in the fourth quarter of 2022, an increase of 300 bps compared with the prior year period.

•	Adjusted Free Cash Flow[2] in the fourth quarter of 2022 was (€43.6) million, compared with (€22.5) million for the prior year period, as a result of unfavorable impact from foreign currency exchange, planned pre-payments of sports league rights, taxes as well as restructuring costs. The resulting Cash Flow Conversion[2] was (124%) in the quarter.

•	During the quarter, the Company prepaid the remaining €220.0 million of its outstanding debt and has no more outstanding debt.

Key Financial Measures

In millions, in Euros €	Q4	Q4	Change	FY	FY	Change
	2022	2021	%	2022	2021	%
Revenue	206.3	152.4	35%	730.2	561.2	30%

Adjusted EBITDA[2]	35.1	21.4	64%	125.8	102.0	23%

Adjusted EBITDA margin[2]	17%	14%	-	17%	18%	-

Adjusted Free Cash Flow[2]	(43.6)	(22.5)	-	38.9	14.5	167%

Cash Flow Conversion[2]	(124)%	(105)%	-	31%	14%	-

Carsten Koerl, Chief Executive Officer of Sportradar said: “I am very pleased with our strong results driven by exceptional execution this past year. We saw excellent performance across all of our key performance metrics despite challenging macroeconomic conditions including a second consecutive quarter of positive Adjusted EBITDA in the U.S. Our continued long-term partnerships with leading global sports bodies, and innovation across new technologies such as artificial intelligence and computer vision and as important, a team passionate about delivering solutions to our clients, make us very excited about our growth in 2023 and beyond.”

Ulrich Harmuth, Interim Chief Financial Officer added: “Our fourth quarter financial results illustrate the momentum we’ve built throughout 2022. We demonstrated operational leverage in our business model, despite making significant investments in our products and technology, streamlined our organization to be more customer-centric, and strengthened our balance sheet by repaying our debt. Our 2023 guidance of revenue growth and margin expansion reflects the investments we have made to date and the growing global sports market opportunity.”

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Segment Information

RoW Betting

•	Segment revenue in the fourth quarter of 2022 increased by 29% to €105.9 million compared with the fourth quarter of 2021. This growth was driven primarily by increased sales of the company’s higher value-add offerings including Managed Betting Services (MBS), which increased 83% to €38.3 million. MBS growth was attributable to a record MTS annualized turnover[3] of over €19.4 billion, helped by the FIFA World Cup, and the success of its strategy to move existing customers to higher value add products.

•	Segment Adjusted EBITDA [2] in the fourth quarter of 2022 increased to €46.3 million compared with the fourth quarter of 2021. Segment Adjusted EBITDA margin[2] decreased to 44% from 56% in the fourth quarter of 2021 driven by increased investment in AI technology for MTS and Computer Vision technology.

RoW Audiovisual (AV)

•	Segment revenue in the fourth quarter of 2022 increased by 17% to €41.8 million compared with the fourth quarter of 2021. Growth was driven by cross-selling audiovisual content to existing data customers and expanding AV portfolio sales with existing AV customers.

•	Segment Adjusted EBITDA[2] in the fourth quarter of 2022 increased 20% to €11.9 million compared with the fourth quarter of 2021. Segment Adjusted EBITDA margin[2] was 28% in the fourth quarter of 2022 and 2021 as AV revenue growth was offset by higher production and personnel costs.

United States

•	Segment revenue in the fourth quarter of 2022 increased by 77% to €41.2 million compared with the fourth quarter of 2021. This growth was driven by an increase in cross-selling non-data products to betting operators as well as benefiting from growth in the underlying betting market due to new states legalizing betting.

•	Segment Adjusted EBITDA[2] in the fourth quarter of 2022 was €4.3 million compared with a loss of (€7.6) million in the fourth quarter of 2021, primarily driven by enhanced operating leverage as a result of the growing scale of the business despite continuous investments in the U.S. segment's products and content portfolio. Segment Adjusted EBITDA margin[2] improved to 11% from (33%) compared with the fourth quarter of 2021.

Costs and Expenses

•	Purchased services and licenses in the fourth quarter of 2022 increased by €14.9 million to €48.4 million compared with the fourth quarter of 2021, reflecting continuous investments in content creation, greater event coverage and higher scouting costs. Of the total purchased services and licenses, approximately €10.0 million was expensed sports rights.

•	Personnel expenses in the fourth quarter of 2022 increased by €34.0 million to €81.0 million, an increase of 72% compared with the fourth quarter of 2021. The increase was driven by acquisition costs of €9.0 million, a one-time cost of €5.0 million as a result of management restructuring as well as increased headcount associated with our investments in AI and Computer Vision, and inflationary adjustments for labor costs.

•	Other Operating expenses in the fourth quarter of 2022 increased by €7.7 million to €34.9 million, an increase of 28%, compared with the fourth quarter of 2021 primarily as a result of €13.0 million non-recurring litigation costs. Excluding this litigation cost, operating expenses decreased, compared with the fourth quarter of 2021.

•	Total sports rights costs in the fourth quarter of 2022 increased by €11.2 million to €49.7 million compared with the fourth quarter of 2021, primarily a result of newly acquired rights in 2022 for ITF and UEFA, as well as increased sports rights costs related to the NHL.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

3 Turnover is the total amount of stakes placed and accepted in betting.

Recent Company Highlights

•	Sportradar has been selected as the successful bidder for the global Association of Tennis Professionals (ATP) data and streaming rights starting in 2024 as a result of the Company’s commitment to product innovation for the downstream market and unrivalled development in advanced technologies such as computer vision and AI, in addition to its industry leading integrity services. The Company has been a supplier of official ATP Tour and Challenger Tour secondary data feeds since 2022.

•	Sportradar launched its artificial intelligence (AI) driven Computer Vision technology for table tennis. The Company’s AI has been trained to understand the rules of table tennis and automate data capture by analyzing 120 frames per second. Computer Vision provides a 100-fold increase in the level of statistics and data point captured.

•	Sportradar announced the launch of Insight Tech Services, a suite of standalone AI led solutions for in-house use by sportsbook operators to optimize the performance of their trading, risk management and marketing functions. Insight Tech Services is a complement to Sportradar’s Managed Trading Services (MTS), allowing the sports technology company to support all sportsbook operating in the marketplace.

•	Sportradar signs expanded agreement with Betway. Building on the current agreement focused on sports betting services, Betway has now partnered with Sportradar to utilize both ad:s, multi-channel performance marketing platform, and its Audio Visual (AV) services, featuring a global portfolio of live streaming sports content.

•	Sportradar launches Athlete Wellbeing documentary-style video, detailing how legal sports betting may impact the mental health of athletes. Sportradar’s Athlete Wellbeing program provides resources and support to assist partners in educating their athletes about any potential harm associated with sports betting and sheds light on the potential impact of sports betting on athletes. Athlete Wellbeing is a part of Sportradar’s overall Integrity Services strategy of protecting the integrity of sporting competitions through monitoring, investigation and education.

•	Sportradar awarded Temporary Massachusetts Sportswagering License. Sportradar now holds 44 licenses, or equivalent, in North America across U.S. states, territories, tribes and Canada.

•	The Company continued to optimize its organization around content creation, product development, commercial excellence, and strengthen its management team and recently appointed Severine Riviere-Gerstner as the new Chief People Officer.

Annual Financial Outlook

Sportradar provided its outlook for revenue and Adjusted EBITDA for fiscal 2023 as follows:

•	Sportradar expects its revenue for fiscal 2023 to be in the range of €902.0 million to €920.0 million ($965.1 million to $984.4 million)[1], representing growth of 24% to 26% over fiscal 2022.

•	Adjusted EBITDA[2] is expected to be in a range of €157.0 million to €167.0 million ($168.0 million to $178.7 million)[1], representing 25% to 33% growth versus last year.

•	Adjusted EBITDA margin[2] is expected to be in the range of 17% to 18%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the fourth quarter 2022 and full year financial results today, March 15, 2023, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

1 For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on December 31, 2022, which was €1.00 to $1.07.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

About Sportradar

Sportradar (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Rima Hyder, SVP Head of Investor Relations

Christin Armacost, CFA, Manager Investor Relations
investor.relations@sportradar.com

Media:

Sandra Lee
comms@sportradar.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, management restructuring costs, professional fees for SOX and ERP implementations, share of profit (loss) of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•	“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have referred to this calculation as “Dollar Based Net Retention Rate” in prior press releases, which is the same calculation we are now using for “Net Retention Rate.”

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

	Three Months Ended December 31,		Years ended December 31,
	2021	2022	2021	2022
Revenue	152,365	206,288	561,202	730,188
Purchased services and licenses (excluding depreciation and amortization)	(33,449)	(48,385)	(119,426)	(175,997)
Internally-developed software cost capitalized	2,658	4,605	11,794	17,730
Personnel expenses	(47,043)	(81,010)	(183,820)	(265,984)
Other operating expenses	(27,191)	(34,916)	(87,308)	(95,891)
Depreciation and amortization	(38,104)	(51,481)	(129,375)	(184,813)
Impairment (loss) income on trade receivables, contract assets and other financial assets	(5,193)	255	(5,952)	(1,552)
Remeasurement of previously held equity-accounted investee	-	-	-	7,698
Share of income (loss) of equity-accounted investees	2	(2,818)	(1,485)	(4,082)
Foreign currency gains (losses), net	8,946	(13,168)	5,437	26,690
Finance income	198	2,535	198	5,250
Finance costs	(8,703)	(12,001)	(32,540)	(41,447)
Net income (loss) before tax	4,486	(30,096)	23,824	17,790
Income tax expense	(313)	(3,187)	(11,037)	(7,299)
Profit (loss) for the period	4,173	(33,283)	12,787	10,491
Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	1,345	741	1,399	2,192
Related deferred tax expense	(193)	(123)	(202)	(333)
	1,152	618	1,197	1,859
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	14,310	(13,183)	13,720	1,989
Foreign currency translation adjustment attributable to non-controlling interests	(82)	(21)	(265)	10
	14,228	(13,204)	13,455	1,999
Other comprehensive income (loss) for the period, net of tax	15,380	(12,586)	14,652	3,858
Total comprehensive income (loss) for the period	19,553	(45,869)	27,439	14,349

Profit (loss) attributable to:
Owners of the Company	3,962	(32,745)	12,569	10,891
Non-controlling interests	212	(538)	218	(400)
	4,174	(33,283)	12,787	10,491
Total comprehensive income (loss) attributable to:
Owners of the Company	19,424	(45,310)	27,486	14,739
Non-controlling interests	129	(559)	(47)	(390)
	19,553	(45,869)	27,439	14,349
Weighted-average of Class A and Class B shares (basic)* as of December 31, 2021 and 2022			277,037	296,915
Weighted-average of Class A and Class B shares (diluted)* as of December 31, 2021 and 2022			279,040	312,534

*Class B shares are included with a conversion rate of 1/10

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,	December 31,
Assets	2021	2022
Current assets
Cash and cash equivalents	742,773	243,757
Trade receivables	33,943	63,412
Contract assets	40,617	50,482
Other assets and prepayments	31,161	42,913
Income tax receivables	1,548	1,631
	850,042	402,195
Non-current assets
Property and equipment	35,923	37,887
Intangible assets and goodwill	808,472	843,632
Equity-accounted investees	8,445	33,888
Other financial assets and other non-current assets	41,331	44,445
Deferred tax assets	26,908	27,014
	921,079	986,866
Total assets	1,771,121	1,389,061
Current liabilities
Loans and borrowings	6,086	7,361
Trade payables	150,012	204,994
Other liabilities	59,992	65,268
Contract liabilities	22,956	23,172
Income tax liabilities	14,190	8,693
	253,236	309,488
Non-current liabilities
Loans and borrowings	429,264	15,484
Trade payables	320,428	269,917
Other non-current liabilities	7,081	10,695
Deferred tax liabilities	25,478	26,048
	782,251	322,144
Total liabilities	1,035,487	631,632
Ordinary shares	27,297	27,323
Treasury shares	-	(2,705)
Additional paid-in capital	606,057	590,191
Retained earnings	89,693	117,155
Other reserves	15,776	19,624
Equity attributable to owners of the Company	738,823	751,588
Non-controlling interest	(3,189)	5,841
Total equity	735,634	757,429
Total liabilities and equity	1,771,121	1,389,061

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Years ended December 31
	2021	2022
OPERATING ACTIVITIES:
Profit for the year	12,787	10,491
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	11,037	7,299
Interest income	(5,179)	(5,250)
Interest expense	32,325	40,036
Impairment losses (income) on financial assets	5,889	(5)
Remeasurement of previously held equity-accounted investee	—	(7,698)
Other financial expenses	96	1,411
Foreign currency gains, net	(5,437)	(26,690)
Amortization and impairment of intangible assets	119,048	172,831
Depreciation of property and equipment	10,327	11,982
Equity-settled share-based payments	15,431	28,299
Share of loss of equity-accounted investees	1,485	4,082
Other	(876)	(3,178)
Cash flow from operating activities before working capital changes, interest and income taxes	196,933	233,610
Increase in trade receivables, contract assets, other assets and prepayments	(69,896)	(53,519)
Increase in trade and other payables, contract and other liabilities	44,385	32,159
Changes in working capital	(25,511)	(21,360)
Interest paid	(31,060)	(33,591)
Interest received	165	5,091
Income taxes paid	(8,306)	(15,673)
Net cash from operating activities	132,221	168,077
INVESTING ACTIVITIES:
Acquisition of intangible assets	(124,890)	(154,266)
Acquisition of property and equipment	(5,861)	(8,288)
Acquisition of subsidiaries, net of cash acquired	(198,432)	(56,245)
Contribution to equity-accounted investee	(45)	(27,873)
Acquisition of financial assets	(2,605)	—
Collection of loans receivable	265	208
Issuance of loans receivable	(2,270)	—
Collection of deposits	222	—
Payment of deposits	(152)	(103)
Net cash used in investing activities	(333,768)	(246,567)
FINANCING ACTIVITIES:
Payment of lease liabilities	(7,118)	(5,958)
Acquisition of non-controlling interests	—	(28,245)
Transaction costs related to borrowings	—	(1,100)
Principal payments on bank debt	(2,376)	(420,685)
Purchase of treasury shares	—	(3,837)
Proceeds from issuance of MPP share awards	1,650	—
Change in bank overdrafts	(22)	(23)
Proceeds from issue of participation certificates	1,002	—
Proceeds from issuance of new shares	556,639	—
Transaction costs related to issuance of new shares and participation certificates	(10,009)	—
Net cash (used in) from financing activities	539,766	(459,848)
Net increase (decrease) in cash and cash equivalents	338,219	(538,338)
Cash and cash equivalents as of January 1	385,542	742,773
Effects of movements in exchange rates	19,012	39,322
Cash and cash equivalents as of December 31	742,773	243,757

The tables below show the information related to each reportable segment for the three- and twelve-month periods ended December 31, 2021 and 2022.

Three Months Ended December 31, 2021
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	82,246	35,586	23,215	141,047	11,318	152,365
Segment Adjusted EBITDA	45,668	9,877	(7,553)	47,992	(1,634)	46,358
Unallocated corporate expenses(1)						(24,989)
Adjusted EBITDA						21,369
Adjusted EBITDA margin	56%	28%	(33)%	34%	(14)%	14%

Three Months Ended December 31, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	105,923	41,768	41,153	188,844	17,444	206,288
Segment Adjusted EBITDA	46,282	11,883	4,333	62,498	(881)	61,617
Unallocated corporate expenses(1)						(26,508)
Adjusted EBITDA						35,109
Adjusted EBITDA margin	44%	28%	11%	33%	(5)%	17%

Year Ended December 31, 2021
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	309,357	140,162	71,700	521,219	39,983	561,202
Segment Adjusted EBITDA	176,987	39,246	(22,625)	193,608	(5,746)	187,862
Unallocated corporate expenses(1)						(85,849)
Adjusted EBITDA						102,013
Adjusted EBITDA margin	57%	28%	(32)%	37%	(14)%	18%

Year Ended December 31, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	389,092	160,522	127,442	677,056	53,132	730,188
Segment Adjusted EBITDA	182,439	46,494	(4,141)	224,792	(13,348)	211,444
Unallocated corporate expenses(1)						(85,598)
Adjusted EBITDA						125,846
Adjusted EBITDA margin	47%	29%	(3)%	33%	(25)%	17%

(1) Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Three Months Ended December 31,		Years Ended December 31,
in €'000	2021	2022	2021	2022
Profit (loss) for the period	4,173	(33,283)	12,787	10,491
Share based compensation	1,761	8,602	15,431	28,637
Litigation costs[1]	-	12,899	-	19,045
Management restructuring costs	-	5,528	-	5,528
Professional fees for SOX and ERP implementations	-	813	-	4,298
One-time charitable donation for Ukrainian relief activities	-	-	-	146
Depreciation and amortization	38,104	51,481	129,375	184,813
Amortization of sports rights	(28,005)	(39,407)	(94,312)	(140,200)
Impairment loss (gain) on other financial assets	5,464	(163)	5,889	(5)
Remeasurement of previously held equity-accounted investee	-	-	-	(7,698)
Share of loss of equity-accounted investee [2]	-	2,818	-	3,985
Foreign currency (gains) losses, net	(8,946)	13,168	(5,437)	(26,690)
Finance income	(198)	(2,535)	(5,297)	(5,250)
Finance costs	8,703	12,001	32,540	41,447
Income tax expense	313	3,187	11,037	7,299
Adjusted EBITDA	21,369	35,109	102,013	125,846

(1) Includes legal related costs in connection with a non-routine litigation.

(2) Includes the related share in the equity-accounted investee of SportTech AG

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Three Months Ended December 31,		Years Ended December 31,
in €'000	2021	2022	2021	2022
Net cash from operating activities	6,617	19,828	132,221	168,077
Acquisition of intangible assets	(43,412)	(36,943)	(124,890)	(154,226)
Acquisition of property and equipment	(3,160)	(2,482)	(5,861)	(8,288)
Payment of lease liabilities	(2,701)	(1,533)	(7,118)	(5,958)
Foreign currency gains (losses) on cash equivalents	20,188	(22,462)	20,188	39,273
Adjusted Free Cash Flow	(22,468)	(43,592)	14,540	38,878